United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 1, 2024 (August 1, 2024)

Date of Report (Date of earliest event reported)

Welsbach Technology Metals Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41183	87-1006702
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4422 N. Ravenswood Ave #1025

Chicago, Illinois 60640

(Address of Principal Executive Offices, including zip code)

Registrant’s telephone number, including area code: (251) 280-1980

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and one Right to receive one-tenth of one share of Common Stock	WTMAU	The Nasdaq Stock Market LLC
Common Stock, $0.0001 par value per share	WTMA	The Nasdaq Stock Market LLC
Rights, each exchangeable into one-tenth of one share of Common Stock	WTMAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported by Welsbach Technology Metals Acquisition Corp., a Delaware corporation (“WTMA”), on Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2024, WTMA is a party to an Agreement and Plan of Merger, dated as of April 1, 2024 (as it may be amended or supplemented from time to time, the “Merger Agreement”), with WTMA Merger Subsidiary Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of WTMA (“MergeCo”), Evolution Metals LLC, a Delaware limited liability company (“EM”), pursuant to which, among other matters, subject to the terms and conditions therein, WTMA will consummate its initial business combination with EM (the “Business Combination” and “Closing”). Following the Business Combination, Evolution Metals & Technologies Corp. shall be the surviving entity (“EM&T”).

On August 1, 2024, in support of the Business Combination, inter alios, WTMA and EM have entered into a Term Sheet (the “Term Sheet”) with certain legally binding clauses with Broughton Capital Group (“BCG”) for BCG, through a special purpose investment vehicle, to provide an equity investment (“Anchor Equity Investor”) of US$500 million through a private investment in public equity (“PIPE Anchor Equity Investment”) to be consummated concurrently with the Closing at a pre-money enterprise valuation for EM&T of US$6.2 billion. Additionally, BCG, through a special purpose lending vehicle (“Lender”), agrees to provide a debt facility (“Debt Facility”) of up to US$6.2 billion to EM&T or to a subsidiary of EM&T guaranteed, inter alios, by EM&T to be consummated concurrently with the Closing. The closing of the PIPE Anchor Equity Investment and Debt Facility is subject to the satisfactory completion of BCG’s on-going due diligence, final investment approvals, execution of an equity subscription agreement, execution of a debt facility agreement, the Closing, and other closing conditions.

A summary of the key commercial terms of the Term Sheet with BCG, which are subject to finalization during the due diligence and documentation phase, are as follows:

PIPE Anchor Equity Investment

●	US$500 million which is 25% of the target PIPE raise of US$2 billion.

●	EM&T pre-money enterprise valuation shall be US$6.2 billion.

●	The Anchor Equity Investor will have the right to appoint a director to EM&T’s Board of Directors.

●	The Lender shall have the right to appoint an observer to EM&T’s Board of Directors’ meetings.

Debt Facility

●	Rank: the Debt Facility shall rank as an unsubordinated, secured obligation, ranking at least pari passu with all EM&T’s existing and future unsubordinated unsecured obligations.

●	Availability Period: Up to 10 years following completion of the Business Combination and satisfaction of all conditions precedents as set forth in the Debt Facility Agreement.

●	Facility Tenor: 10 years from the first utilization of the Debt Facility.

●	Financial Covenants (with precise ratio levels and liquidity amounts and definitions to be finalized during the due diligence and documentation phase):

o	Debt Service Reserve Account (“DSRA”): EM&T is required to fund a DSRA with an amount equal to 6- months projected interest in connection with the Debt Facility.

o	Loan-to-Value Ratio: shall not exceed [●]%, computed as (a) outstanding consolidated debt divided by (b) gross consolidated value of EM&T, as independently appraised by valuation advisor.

o	Leverage Ratio: shall not exceed [●]x, computed as (a) outstanding consolidated debt divided by (b) last twelve months’ earnings before interest, tax, depreciation, and amortization (“LTM EBITDA”)

o	Interest Coverage Ratio: shall not be less than [●]x, computed as (a) LTM EBITDA divided by (b) last twelve months’ gross consolidated aggregate interest payable.

o	Minimum Liquidity Requirement: EM&T shall keep at least US$[●] million of cash liquidity at all times, without taking into account available or undrawn amount of the Debt Facility and balance of the DSRA.

●	Negative Covenants:

o	Distributions: EM&T shall not make any distributions or dividends or share buybacks or payments on subordinated loans (a) earlier than 3-years since first utilization of the Debt Facility, (b) if the Leverage Ratio exceeds [●]x, (c) if cash liquidity following any distribution would be less than US$ [●] million, (d) if EM&T has not fulfilled its repayment obligations under the Debt Facility, (d) exceeding 25% of EM&T’s consolidated net profit after tax, and (e) under any event of default or potential event of default.

o	Negative Share Pledge: Any shares of EM&T and its subsidiaries which are not pledged to the PIPE Anchor Investor shall not be pledged to any other third party.

●	Security and Support: the Debt Facility shall be secured by fixed and floating charges, including, inter alia: (a) charge over guarantees, (b) first ranking pledge of EM&T blocking shares, (c) first ranking pledge of EM&T’s subsidiaries shares, (d) charge over EM&T and its subsidiaries undertakings and assets, including all bank accounts ,(e) debenture of EM&T and its subsidiaries, (f) kun-mortgage of EM&T’s Korean entities and subsidiaries, (g) assignment of applicable revenue and supply agreements, (h) assignment of any government support/investment guarantees/tax credits, (i) security over acquisition documents.

Use of Proceeds: the primary use of proceeds from the Anchor Equity Investment, PIPE and the Debt Facility is for EM&T to:

●	Expand its current capacities in its one-of-a-kind US Department of Defense certified e-scrap recycling business across the United States;

●	Expand across the United States and the Republic of Korea its current capacities in its fully integrated NdPr metal, NdPr alloy and bonded magnet making business and sintered magnet making business without a critical dependency on Chinese feedstock;

●	Secure increased, diversified and redundant volumes of feedstocks globally for its magnet making businesses;

●	Build refinement capacity to further process the end products from its recycling businesses including Neodymium, Praseodymium, Dysprosium, Terbium, Cobalt, Lithium, Manganese, Nickel, Copper, Gold and Silver;

●	Implement our existing smart factory expertise to automate all aspects of our supply chain to reduce production costs and improve productivity, efficiency and quality control.

Item 8.01 Other Events.

On August 1, 2024, Evolution Metals and Welsbach Technology Metals Acquisition Corp issued a joint press release announcing WTMA’s and EM’s execution of the Term Sheet with Broughton Capital Group. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this Current Report on Form 8-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between a target and WTMA include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of a target. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WTMA’s securities, (ii) the risk that the transaction may not be completed by WTMA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by WTMA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of a Merger Agreement by the shareholders of WTMA, the satisfaction of the minimum amount in the trust account, if any, following redemptions by WTMA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the potential lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete a PIPE investment for the targeted amount or at all, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of a Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on a target’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of a target and potential difficulties in employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against a target or against WTMA related to a Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of WTMA’s securities on a national securities exchange, (xi) the price of WTMA’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which WTMA plans to operate or a target operates, variations in operating performance across competitors, changes in laws and regulations affecting WTMA’s or a target’s business, a target’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in a registration statement on Form S-4 following identification of a target and execution of a Merger Agreement, the proxy statement/prospectus and other documents filed or that may be filed by WTMA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and a target and WTMA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither a target nor WTMA gives any assurance that either a target or WTMA, or MergeCo, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 1, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 1, 2024

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer and Director